

August 30, 2012

Via Secured Email
Mr. Michael Beyer
Chief Executive Officer
Foresight Energy Partners LP
211 North Broadway, Suite 2600
Saint Louis, MO 63102

      Re: Foresight Energy Partners LP
             Confidential Draft Registration Statement on Form S-1
             Submitted August 6, 2012
             CIK No. 0001540729

Dear Mr. Beyer:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Form S-1

1.   In several locations, such as the table on page two, and the discussion on page five, you emphasize your priced and un-priced coal sales commitments for 2012 to 2014. In order to add context to your table and other disclosure, please disclose the percentage of your production capacity that is contracted.

Coal Reserve Information, page i

2.   We note your disclosure that you have added additional reserves to your estimates of proven and probable reserves as of January 1, 2012 due to an additional lease that was effective June 1, 2012. Please clarify whether Weir's report and consent covers these additions.

Summary

3.   We note your response to prior comment three from our May 2, 2012 letter and the revised text on page two where you state that additional longwalls could "potentially start as early as…" Please revise to clarify the expected timeframe. For example, if you believe they may potentially start more than a year after the date indicated, please revise to so state. In addition, in other appropriate locations elsewhere in the prospectus, please discuss in greater detail the steps management has taken to implement these plans and the impact implementing these plans may have on your quarterly distributions.

Distribution Policy and Restrictions on Distributions, page 57

4.   In your letter dated August 3, 2012 you suggest that you will determine your quarterly distribution "based on [your] expectations as to the amount of available cash [you are] able to generated on an annualized basis over the long-term." Please update your cash distribution policy to address in further detail.

Forecasted Cash Available for Distribution, page 65

5.   In your letter dated August 3, 2012 you explain your decision to present an annualized forecast of cash available for distribution and state that a quarterly distribution would be "less reliable." We note the statement on page 63 that you provide financial forecast to supplement your pro forma and historical consolidated financial statements in support of your belief that you will have sufficient cash available to allow you to pay distributions on a quarterly basis. We believe that you should provide estimated cash available for quarterly distributions to support your statements regarding your belief that you will make such payments. Please revise or advise, for example with further clarification regarding the extent to which and reasons why you believe such disclosure would be less reliable.

Selected Historical Financial Information, page 83

6.   We note on page 84 of your selected historical financial information, and note 6 thereto, you continue to present "average cost of sales per ton sold". Please modify this disclosure consistent with your other modifications made in response to our prior comment 10 (e.g. similar to the modifications made to page 19 and note 6 of the table thereto).

Michael Beyer
Foresight Energy Partners LP
August 30, 2012
Page 3

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 86</u>

7.   We note your response to prior comment seven from our letter dated May 2, 2012 and reissue in part. In your disclosure on page 68 under the heading Significant Forecast Assumptions you estimate that your coal revenues per ton will decline period over period as existing contracts with favorable pricing expire. It also appears that you have a significant and potentially increasing proportion of sales at market rates which you also estimate to be lower than your currently realized rates. Please revise your Overview to address these pricing trends with greater specificity.

8.   We note your response to prior comment eight from our letter dated May 2, 2012. Please revise "Comparison of Year Ended December 31, 2011 to year Ended December 31, 2010," where you attribute the 68% increase in transportation costs to several factors, to quantify the material components of the increase.

<u>Liquidity and Capital Resources, page 96</u>

9.   We note the statement on page 96 that you "believe that cash flows from operations and borrowings under our committed financings will provide sufficient liquidity for us to meet our working capital, capital expenditure and other cash requirements for the next twelve months." As you will receive no proceeds for this offering, have approximately $122 million available under financing arrangements, forecast minimum quarterly distributions and discuss capital expenditures on page two amounting to approximately $1.5 billion, it is unclear how your operations and borrowings will provide sufficient liquidity. Please revise the statement regarding the sufficiency of your capital resources to take into account your expected outlays on both a short- and long-term basis.

<u>Business, page 104</u>

10.   We note your response to prior comment 19 from our letter dated May 2, 2012 and the revised text on page 119 indicating that the loss of any one or more of your customers would not have a material adverse effect on your business taken as a whole. With a view to revised disclosure, please further describe the Partnership's "number of customers and the diversity of its customer base" in support of the conclusion that there would be no material adverse impact on estimated quarterly distributions or your financial condition.

Notes to Consolidated Financial Statements

Note 1 – Description of Business and Entity Structure

Reorganization and Refinancing, page F-10

11.   We note your response to our prior comment 27 noting "cost per ton" and "net realization per ton" does not include transportation, depreciation, depletion, amortization and accretion. Please tell us why you believe a measure of performance that does not consider the significant mine costs capitalized in the development stage is an appropriate reflection of the long-term financial performance of your mines. Specifically, clarify how your assessment of these performance measures would meet the segment aggregation guidance in FASB ASC 280-10-50-11 which requires an assessment of the similarities of the long-term economic characteristics of your operating segments, such as long-term gross margin.

Other

12.   We note several news articles suggesting that you do not have the requisite permits to fully support your mining operations in Macoupin County. To the extent material, please revise your disclosure in response to Items 101,103, and 501 of Regulation S-K to address the status of your permits and any on-going conflicts regarding your operations.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

        Please use your Central Index Key, or CIK number, in your correspondence to us about your submission. If you did not have one when you submitted your confidential draft registration statement, we assigned one to you. You will need your CIK number to make your initial filing on EDGAR and you must take a number of steps to prepare for that filing. Following the procedures set forth in Section 3.3.1.1 of the EDGAR Filer Manual – Volume I at http://www.sec.gov/info/edgar/edgarfm-vol1-v12.pdf, you must:

   •   Submit a request to us to convert your EDGAR status to an electronic filer if we generated the CIK number for you.

   •   Request access codes and passwords to file your registration statement on the EDGAR system. If you already had a CIK number when you submitted your confidential draft, we used that number and you should confirm that you have your access codes available for filing.

Michael Beyer
Foresight Energy Partners LP
August 30, 2012
Page 5

> If you need new or replacement EDGAR access codes and passwords, we suggest that you complete the process to obtain them well in advance of your targeted filing date. Please call the Division's Filer Support team at 202-551-8900 (choose option number four) if you have questions about this process. If you do call, please make sure to tell us that we have already assigned a CIK number to your company and have that number available.

- Make any necessary changes to your contact information and business and mailing addresses in EDGAR prior to making your initial filing so we can contact you about your filing.

> When you publicly file your confidential draft registration statement and amendments on EDGAR in accordance with Section 106(a) of the JOBS Act, please:

- Attach each submission, including exhibits, to your initial registration statement as a separate Exhibit 99 document and clearly identify each confidential submission attached as an Exhibit 99 document (e.g., "Confidential Draft # 1"). Do not attach submissions marked to show changes from earlier submissions.

- Submit each item of correspondence you sent to us in connection with your confidential draft submissions, including your responses to our comments, as a separate "CORRESP" submission on EDGAR.

> As you prepare correspondence to us in connection with your confidential draft registration statement, please keep in mind that we will expect you to submit that same correspondence on EDGAR so that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (SEC Staff to Release Filing Review Correspondence Earlier). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact James Giugliano at (202) 551-3319 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions regarding engineering comments. Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director